[SRZ Letterhead]






Writer's Direct Number                                   Writer's E-mail Address
(212) 756-2131                                           george.silfen@srz.com





                                  June 15, 2009


VIA EDGAR
---------

Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549-0505
Attention:  John Grzeskiewicz

              Re: Old Mutual Absolute Return Institutional Fund, L.L.C. Post-Effective Amendment No. 3 to the Registration Statement On Form N-2 (File Nos. 333-139654 and 811-21998)
                   ------------------------------------------------

              On behalf of Old Mutual Absolute Return Institutional Fund, L.L.C. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Post-Effective Amendment No. 3 to the Fund's Registration Statement on Form N-2 (the "Registration Statement"). We are filing the Registration Statement with the Commission for the sole purpose of updating certain financial information contained therein so that the Fund may continue to offer units of limited liability company interests in the Fund with an effective prospectus. Other than the updated financial information in the Registration Statement, the Registration Statement is substantially similar to Post-Effective Amendment No. 2 to the Fund's Registration Statement, which was declared effective by the Commission on June 16, 2008. Accordingly, we respectfully request expedited review of the Registration Statement by the staff of the Commission so as to allow the effectiveness of the Registration Statement on or about July 13, 2009.

              If you have any questions or comments, please call me at (212) 756-2131.

                                              Very truly yours,



                                              /s/ George M. Silfen, Esq.
                                              --------------------------
                                              George M. Silfen, Esq.

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